[redacted]

13010709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Benfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Street
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 4/2

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Benfield Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Official Seal
Ann M Olszewski
Notary Public State of Illinois
My Commission Expires 05/08/2016

Notary Public

Signature

Financial Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Benfield Securities, Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
Aon Benfield Securities, Inc.

We have audited the accompanying consolidated financial statements of Aon Benfield Securities, Inc. and subsidiary (collectively, the Company), which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statements of income and comprehensive income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Benfield Securities, Inc. and subsidiary as of December 31, 2012, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

Chicago, Illinois
February 28, 2013

Aon Benfield Securities, Inc.

Consolidated Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 21,079,240
Receivables from affiliates	85,210,869
Fees receivable	558,619
Interest receivable	5,760
Prepaid expenses and other assets	4,248
Total assets	$ 106,858,736
Liabilities and stockholders' equity	
Liabilities:	
Payable to affiliates	$ 749,702
Income taxes payable to affiliate	5,200,870
Accounts payable and accrued expenses	30,790
Total liabilities	5,981,362
Stockholders' equity:	
Common stock; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	97,306,374
Total stockholders' equity	100,877,374
Total liabilities and stockholders' equity	$ 106,858,736

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Income and Comprehensive Income

Year Ended December 31, 2012

Revenues	
Underwriting fees	$ 7,169,968
Advisory and other fees	4,771,285
Commissions and distribution fees	585,865
Net trading gains	362,692
Interest income	301,317
Total revenues	13,191,127
Expenses	
Compensation and benefits	182,947
Clearing fees	146,637
Licensing and registration	124,295
Interest expenses	57,689
Legal fees	49,118
General and administrative	12,339
Foreign exchange gains and losses	(13,035)
Total expenses	559,990
Income before income taxes	12,631,137
Income tax expense, current	5,200,870
Net income	7,430,267
Other comprehensive income	–
Total comprehensive income	$ 7,430,267

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Income and Comprehensive Income

Year Ended December 31, 2012

Revenues	
Underwriting fees	$ 7,169,968
Advisory and other fees	4,771,285
Commissions and distribution fees	585,865
Net trading gains	362,692
Interest income	301,317
Total revenues	13,191,127
Expenses	
Compensation and benefits	182,947
Clearing fees	146,637
Licensing and registration	124,295
Interest expenses	57,689
Legal fees	49,118
General and administrative	12,339
Foreign exchange gains and losses	(13,035)
Total expenses	559,990
Income before income taxes	12,631,137
Income tax expense, current	5,200,870
Net income	7,430,267
Other comprehensive income, net of tax	–
Total comprehensive income	$ 7,430,267

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2012

Balance at January 1, 2012	$ –
Increase	30,000,000
Decrease	(30,000,000)
Balance at December 31, 2012	$ –

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning balance	$ 11,000	$ 3,560,000	$ 89,876,107	$ 93,447,107
Net income	–	–	7,430,267	7,430,267
Other comprehensive income, net of tax	–	–	–	–
Ending balance	$ 11,000	$ 3,560,000	$ 97,306,374	$ 100,877,374

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 7,430,267
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivables from affiliates	(18,079,012)
Fees receivable	16,633,031
Cash segregated for regulatory purposes	115,905
Interest receivable	303
Prepaid expenses and other assets	5,104
Income taxes payable to affiliate	(6,555,889)
Payable to affiliates	281,387
Accounts payable and accrued expenses	(36,282)
Net cash used in operating activities	(205,186)
Financing activities	
Increase in subordinated debt	30,000,000
Decrease in subordinated debt	(30,000,000)
Net cash provided by financing activities	–
Decrease in cash and cash equivalents	(205,186)
Cash and cash equivalents at beginning of year	21,284,426
Cash and cash equivalents at end of year	$ 21,079,240
Supplemental disclosure of cash flow information	
Interest paid	$ 57,689

No income tax payments were made by the Company in 2012. Income taxes of $14,280,247 were settled during 2012 through a reduction of receivable from affiliates.

See notes to consolidated financial statements.

1. Organization and Operations

Aon Benfield Securities, Inc. (the Company), a New York Corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB), the National Futures Association (NFA), and all fifty states' securities commissions. The Company is owned by Aon Group, Inc., an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, catastrophe equity put options, industry loss warrants, private placements, and asset-backed securities and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of nonaffiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Financial and Insurance Solutions (AFIS), a wholly owned subsidiary of the Company, is a licensed insurance agency domiciled in the state of California. The Company sells insurance products through AFIS.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings and related advisory and other fees are recorded when earned. Commission revenues represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received, which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

Principles of Consolidation

The consolidated financial statements include the accounts of AFIS, the Company's wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued guidance that updated principles related to the presentation of comprehensive income. The revised guidance requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The guidance, which must be applied retroactively, was effective for the Company in 2012. The adoption of this guidance affects only the presentation of these consolidated financial statements and had no effect on the consolidated financial condition, results of operations, or cash flows of the Company.

In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurements and disclosures and changes certain principles or requirements for fair value measurements and disclosures. The additional required disclosures include quantitative information, sensitivity discussion, and description of the valuation process, as well as increased disclosure of unobservable inputs that are significant to the fair value measurement and transfers between Level 1 and Level 2. The guidance is effective for the Company in 2012. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

3. Fair Value Measurements (continued)

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2012, investments in money market funds with a fair value of $19,162,373 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the consolidated statement of financial condition. Money market funds are carried at cost. Based on market convention, the Company considers cost a practical and expedient measure of fair value.

4. Income Taxes

The Company is included in the Ultimate Parent's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. Federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 41% is due to state income taxes.

The Company had no unrecognized tax benefits at January 1, 2012 and December 31, 2012. The Company does not expect the unrecognized tax positions to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

4. Income Taxes (continued)

The open tax years are those that are open for examination by taxing authorities. The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which certain intercompany transactions between the Company and Aon Corporation are funded and repaid. The note has a balance of $85,826,082 at December 31, 2012, and is included in receivables from affiliates in the consolidated statement of financial condition. The note accrues interest at a variable rate (0.32% at December 31, 2012) and is recorded at cost which approximates fair value. The note, including accrued interest, is due and payable on demand. During 2012, the Company earned interest of $235,749 on the note.

The Company executed one temporary subordinated loan agreement with Aon Corporation for a total of $30,000,000 to fund firm commitment underwritings. The Company paid $17,500 of interest to Aon Corporation during 2012 related to the temporary subordinated loan agreements. There was no balance outstanding on the subordinated loans as of December 31, 2012.

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income and comprehensive income.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2012, net capital was $14,712,324, which was $14,313,566 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.41 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Subsequent Events

On January 14, 2013, the Company entered into a revolving subordinated loan agreement with Aon Corporation. The one-year agreement allows the Company to borrow up to $190,000,000 at an interest rate determined at the time of drawdown in order to fund firm commitment underwritings.